UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (Amendment No. 1)*


                          CELLEGY PHARMACEUTICALS, INC.
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                            (Name of Subject Company)

                           Common Stock, no par value
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                         (Title of Class Of Securities)

                                   15115L 10 3
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                                 (CUSIP Number)

                            Linda Crouch-McCreadie, Esq.
                       Baker, Donelson, Bearman & Caldwell
                         207 Mockingbird Lane, Suite 300
                          Johnson City, Tennessee 37602
                                 (423) 928-0181
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                 (Name, Address and Telephone Numbers of Person
                Authorized to Receive Notices and Communications)


                                October 28, 2002
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  15115L 10 3                                                    Page 2
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1.  Names of Reporting Persons.  S.S. or                         John M. Gregory
    I.R.S. Identification Nos. of Above
    Persons
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2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)                  PF
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5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization                United States of America
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Number of Shares          7.  Sole Voting Power                  0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting              1,700,000
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                   0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive         1,700,000
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                  1,700,000
    by Each Reporting Person
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12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
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13. Percent of Class Represented by Amount               9.8%
    in Row (11)
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14. Type of Reporting Person (See                        IN
    Instructions)
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




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CUSIP No.  15115L 10 3                                                    Page 3
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1.  Names of Reporting Persons.  S.S. or                         Joan P. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  PF
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting             1,700,000
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive        1,700,000
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            1,700,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              9.8%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

     This Amendment No. 1 to the Schedule 13D relating to shares of Common Stock, no par value (the "Common Stock") of Cellegy Pharmaceuticals, Inc. (the "Issuer"), is being filed by John M. Gregory and Joan P. Gregory to report an increase in beneficial ownership of greater than 1% of the Common Stock of the Issuer and to otherwise amend Items 3 and 5 of the Schedule 13D filed on October 22, 2002.


Item 1.  Security and Issuer.
         -------------------

     The title and class of equity securities to which this statement relates is the Common Stock, no par value (the "Common Stock"), of Cellegy Pharmaceuticals, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 349 Oyster Point Boulevard, Suite 200, South San Francisco, California 94080.

Item 2.   Identity and Background.
          -----------------------

(a) John M. Gregory and Joan P. Gregory, husband and wife (collectively, the "Reporting Persons")

(b)       The address for the Reporting Persons is:

          c/o SJ Strategic Investments LLC
          340 Edgemont Avenue, Suite 500
          Bristol, TN 37620.

(c)       John  M. Gregory is the Managing  Partner of SJ Strategic  Investments
          LLC. Joan P. Gregory is a homemaker and is not presently employed in any other capacity.

(d)and(e) Neither of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f)       The Reporting Persons are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------


     All securities acquired by the Reporting Persons were purchased with the personal funds of the Reporting Persons. The aggregate purchase price of the Common Stock was approximately $3,632,000.


Item 4.   Purpose of Transaction.
          ----------------------

     Each of the Reporting Persons has acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.


                                     4 of 7

     Neither of the Reporting Persons has any plan or proposal which relates to or which would result in:


     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (b)  The sale or transfer of a material amount of assets of the Issuer;

     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (i)  Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of Issuer.
          --------------------------------


(a) The calculations in this Item are based upon 17,304,976 shares of Common Stock issued and outstanding as of August 8, 2002 (based on disclosures made by the Issuer in its Quarterly Report on Form 10-Q filed on August 13, 2002). As of the date hereof, the Reporting Persons jointly beneficially owned 1,700,000 shares or 9.8% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

(b) The Reporting Persons share the power to vote or direct the vote of 1,700,000 shares and share the power to dispose or direct the disposition of 1,700,000 shares.


                                     5 of 7

(c) During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following open market transactions, with all purchases having been made for cash:



          Transaction        Date           No. of Shares        Price Per Share
          -----------        ----           -------------        ---------------
          Purchase        10/14/02             64,700                $ 1.79
          Purchase        10/15/02            216,300                $ 2.01
          Purchase        10/16/02            325,000                $ 1.97
          Purchase        10/17/02             94,000                $ 1.78
          Purchase        10/25/02            146,600                $ 1.64
          Purchase        10/28/02             68,100                $ 1.90


(d) The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e)       Not Applicable.

Item 6.   Contracts, Arrangements,  Understandings or Relationships With Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Not Applicable.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Exhibit                Description
          -------                -----------

            1                    Joint Filing Agreement




                                     6 of 7

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: October 29, 2002


                                          /s/  John M. Gregory
                                          --------------------------------------
                                          John M. Gregory


                                          /s/  Joan P. Gregory
                                          --------------------------------------
                                          Joan P. Gregory





















                                     7 of 7

                                  EXHIBIT INDEX

         Exhibit         Description
         -------         -----------

           1             Joint Filing Agreement

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     John M. Gregory and Joan P. Gregory (the "Filing Persons"), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing
Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the Schedule 13D.


     IN WITNESS WHEREOF, the undersigned have set their hands this 29th day of October, 2002.




                                            /s/  John M. Gregory
                                            ------------------------------------
                                            John M. Gregory

                                            /s/  Joan P. Gregory
                                            ------------------------------------
                                            Joan P. Gregory